February 11, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.
20549
Attn: Mr. Mark Kronforst, Accounting Branch Chief

Dear Mr. Kronforst;
Re: Zupintra Corporation, Inc.
Form 8-K filed February 1, 2008
File No. 0-32559

We have amended our 8-K filing regarding the change in reporting accountants as requested in your letter of February 5, 2008. The changes made were to address the information required by Item 304 or Regulation S-B.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing,
•	that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and,
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ John van Arem

John van Arem,
Chief Executive Officer

181 University Ave., Suite 210, Toronto, ON M5H 3M7 p. 416-815-1771 f. 416-815-0044
corporate@zupintra.com www.zupintra.com